January 31, 2006
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Paul Cline, Senior Accountant

Re:	Citizens Banking Corporation (“Citizens”) Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 File No. 000-10535
Ladies and Gentlemen:
We are submitting by direct electronic transmission the following responses to the comment letter dated January 17, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comments above our responses.
Financial Statements
Note 3. Recent Transactions, page 67
1.	Please refer to prior comment 1. We have considered the facts set forth in your response and believe that they do not support branch sale treatment under SFAS 144. We note that you sold the operations of a legal entity that meet the definition of a component of an entity under paragraph 41 of SFAS 144 and that discontinued operations presentation is appropriate. Please revise your financial statements accordingly.
In addition to the items included in the January 10, 2006 response, please consider the following additional information.
Citizens recognizes that the branches in Illinois were part of a separate legal entity, but the corporate form was not the only factor to be considered in assessing whether to report the sale as discontinued operations. Citizens considered other elements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations,” and SAB 99 “Materiality.”
The branches in Illinois were part of a larger cash-flow-generating group, specifically our retail banking operations. The ability of the bank to generate separate financial condition and results of operations for the Illinois branches was a function of the unit’s regulatory framework, not the desire of Citizens to manage and allocate resources. Had the branches been retained, we would have collapsed the subsidiary into our interstate branch network, much as we have with other branches operating outside the state of Michigan. In fact, the support services related to the

Securities and Exchange Commission
January 31, 2006

Illinois Bank’s primary business of loan origination and deposit gathering were maintained in Michigan. Authoritative literature citation and specific examples follow.
•	Paragraph 41 of SFAS 144 states, “a component of an entity comprises operations and cash flows that can be clearly distinguished from the rest of the entity.”
•	As a point of reference, the Illinois-Bank was a separate legal entity due to the regulatory environment at the time of its purchase in 1987, which did not permit interstate banking. While we retained the separate charter, we treated it as three branches for internal purposes, including operations and management reporting.

•	As stated in the January 10, 2006 response, the Illinois Bank was not identified as a separate line of business for segment reporting so management reporting was not produced internally on a regular basis.

•	Although assets, liabilities, and operating income/expense associated with the three branches can be identified from sub-systems, this information does not provide a complete picture of the operations of the Illinois Bank because it does not include the associated sources/uses nor applicable support costs.
As a result of the above, the cash flows can not be clearly distinguished from the rest of the entity and Citizens believes that discontinued operations presentation is not applicable.
Continued Operations in Illinois
Citizens has not discontinued operations in the state of Illinois. In fact, the purchase agreement for the sale of the Illinois branches specifically excluded a “covenant not to compete” provision. In light of our continued presence in the Illinois market, we reviewed the following authoritative literature to evaluate the applicability of the discontinued operations presentation.
•	Paragraphs 42 and B107 of SFAS 144 state that one of the conditions for discontinued operations presentation is that
“the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.”
•	Paragraph 4 of EITF 03-13 states
“if any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation”
Citizens believes that the following revenue-producing and cost-generating activities that continue in the state of Illinois are direct cash flows.
•	Trust assets originated in Illinois of approximately $17 million were combined with all assets of Citizens Bank-Wealth, N.A. and these clients continue to be serviced by their account administrators in Michigan.
•	Indirect loans originated in Illinois of approximately $40 million at the time of the sale were incorporated in our Michigan Bank and this product has since grown 50% to approximately $60 million through our direct staff and a network of 30 dealers. In comparison to the $76.3 million of net loans transferred at the time of sale, this represents a significant continued presence in the market.
•	Citizens continues to gather deposits from the Illinois market through its broker network to obtain brokered certificates of deposit.
•	Centralized support services continue to support the above trust, lending and deposit-gathering operations.
Citizens respectfully submits that the reporting of the sale as discontinued operations would be inconsistent with our continued operations within the Illinois market place.

Securities and Exchange Commission
January 31, 2006

Relevance and Materiality
The financial condition of the Illinois Bank and its results of operations were not relevant to Citizens on a consolidated basis. The only item related to the sale transaction that was relevant was the $11.7 million gain and this amount was separately disclosed on the face of the income statement. Using paragraph B101 of SFAS 144 as guidance suggests that a discontinued operations presentation should provide
“investors, creditors, and others with information that is relevant in assessing the effects of disposal transactions on the ongoing operations of an entity.”
The following condensed financial statements as of June 30, 2004 (the most recent quarter preceding the August 5, 2004 sale) display that a discontinued operations presentation would not provide readers with new relevant information.
Consolidated Condensed Balance Sheets (Unaudited) at June 30, 2004
Citizens Banking Corporation and Subsidiaries

			Revised	Illinois as
(in thousands)	CBC	Illinois	CBC	% of CBC

Assets
Cash and due from banks	$173,117	$3,598	$169,519	2.08%
Interest-bearing deposits with banks	2,169	11	2,158	0.50%
Total investment securities	1,976,080	76,675	1,899,405	3.88%
Mortgage loans held for sale	26,323	697	25,626	2.65%
Net loans	5,176,944	76,311	5,100,633	1.47%
Other assets	393,274	4,245	389,029	1.08%

Total assets	$7,747,907	$161,537	$7,586,370	2.08%

Liabilities
Total deposits	5,361,434	156,535	5,204,899	2.92%
Other short-term borrowings	747,920	(9,462)	757,382	-1.27%
Other liabilities	79,415	1,142	78,273	1.44%
Long-term debt	931,390	—	931,390	0.00%

Total liabilities	7,120,159	148,215	6,971,944	2.08%
Total shareholders’ equity	627,748	13,322	614,426	2.12%

Total liabilities and shareholders’ equity	$7,747,907	$161,537	$7,586,370	2.08%

Securities and Exchange Commission
January 31, 2006

Consolidated Condensed Statements of Income (Unaudited)
Citizens Banking Corporation and Subsidiaries

	Six Months Ended June 30, 2004
			Revised	Illinois as
(in thousands, except per share amounts)	CBC	Illinois	CBC	% of CBC

Net Interest Income	137,546	3,176	134,370	2.31%
Provision for loan losses	11,500	1,006	10,494	8.75%
Total fees and other income	47,368	788	46,580	1.66%
Investment securities gains (losses)	(2,053)	(44)	(2,009)	2.16%
Total noninterest expense	122,677	1,905	120,772	1.55%

Income Before Income Taxes	48,684	1,009	47,675	2.07%
Income tax provision	12,519	357	12,162	2.85%

Net Income	$36,165	$652	$35,513	1.80%

The tables above show that the assets of the Illinois Bank comprised only 2.1% of Citizens Banking Corporation’s total assets (1.5% of total loans and 2.9% of total deposits) and the estimated net income for the quarter represented only 1.8% of Citizens Banking Corporation’s reported earnings for the first six months of 2004. We believe that revisions to the previously published financial statements for Citizens Banking Corporation that would segregate the effects of the Illinois Bank would not provide relevant information to investors regarding Citizens on a consolidated basis and the effects of the Illinois Bank sale, nor would it otherwise provide any material information to investors.
Additionally, it is clear that the operations of the Illinois Bank are not material to the consolidated entity. SAB 99 provides guidance that a matter is ‘material’ if
“the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion” of an item or if a transaction “significantly altered the ‘total mix’ of information made available.”
The only material item related to the transaction was the gain on the sale, which has been fully disclosed. In addition, the footnotes of the company’s financial statements include other references to total assets, loans, and deposits which are amounts that are relevant to the users of the financial statements. Citizens believes that these disclosures help the reader of its financial statements understand that the operations of the Illinois Bank were not material to Citizens’ consolidated financial statements. We respectfully submit that reporting this transaction as a discontinued operation would do little to further an investor’s understanding of our past, present, or future operations, given the significant amount of disclosure we have already made about the effects of the Illinois Bank sale on Citizens’ consolidated results.
In summary, Citizens does not believe it is appropriate to separately present the results of operations from the Illinois Bank because it would not change the total mix of information available nor provide investors with any material information regarding Citizens Banking Corporation. However, in an effort to enhance the disclosure regarding the Illinois Bank sale, Citizens intends to add further language in Note 3 explaining the reasons for not treating the sale of the Illinois Bank as discontinued operations. In future filings, commencing with the December 31, 2005 Form 10-K, Citizens proposes to amend the relevant language regarding the Illinois Bank Sale in Note 3 as follows:

Securities and Exchange Commission
January 31, 2006

“Illinois Bank Sale
On August 5, 2004, Citizens completed the sale of its subsidiary bank, Citizens Bank-Illinois, N.A., to Metropolitan Bank Group, Inc. in a cash transaction valued at $26.3 million. The Illinois Bank was comprised of three branch locations with $173.2 million of assets, $78.5 million of loans and $155.3 million of deposits as of August 5, 2004. Citizens realized a pretax gain of $11.7 million on the transaction. The sale of the Illinois Bank generated a tax loss benefit because Citizens tax basis in the stock of the Illinois Bank was greater than the Illinois Bank’s sale price. This transaction was treated as a sale of three branches and not as a discontinuation of operations on the financial statements because it did not have a material impact on the Corporation’s financial results and Citizens continues to conduct trust, indirect lending, and some deposit-gathering operations in Illinois.”
Note 5. Investment Securities, page 70
2.	Please refer to prior comment 2. We note that in 2004 you transferred investments from the available for sale category and into trading category. Paragraph 15 of SFAS 115 stipulates that transfers into the trading category should be rare. We believe rare seems to establish a very high threshold, which might be met, for instance, by a change in statutory or regulatory requirements. Please tell us management’s reasons for the transfer and the amount reclassified from other comprehensive income as a result of the transfer. Also, please provide us an analysis of the effect of the transfer on the quarters ended June 30, 2004 and September 30, 2004.
In preparing our response to your new comment, we discovered that the fourth footnote to the second table in response #2 in our letter dated January 10, 2006 was incorrect. The correct footnote should have stated that the four CMO securities were marked to market (rather than transferred to the trading account) in June 2004 and sold in July 2004. As noted in our second quarter 2004 Form 10-Q and confirming our accounting records, Citizens did not transfer the securities to the trading account at June 30, 2004. Rather, the securities remained in the available-for-sale portfolio and were marked-to-market. The following discussion provides rationale for the transaction.
In preparation for the August 5, 2004 sale of the Illinois Bank, Citizens reviewed the balance sheet and identified deposits totaling $155.3 million and investments totaling $72.3 million which would be transferred to the buyer upon completion of the sale. This review indicated the sale would have a negative impact on Citizens’ asset/liability position through interest rate risk and liquidity risk. Citizens proceeded to review the balance sheet, and concluded that repositioning the investment portfolio would address the risk position. In June 2004, four Collateralized Mortgage Obligation (CMO) securities totaling $74.9 million were identified as meeting the criteria needed to satisfy our risk management objectives.
As Citizens had established the intent to sell, but had not completed the transactions before June 30, 2004, these securities were marked-to-market on June 30, 2004 with a net charge of $2.1 million. Our objective was to clearly identify the securities with intent to sell in the near term on our June 30, 2004 financial statements as the financial impact of the transaction would span the second and third quarters of 2004. As a result of this action, a new carrying value was established and other comprehensive income increased by $1.4 million (the after-tax impact of the $2.1 million mark-to-market) and retained earnings decreased by $1.4 million (the after-tax impact of the charge on the income statement) for a net effect on shareholders’ equity of zero.

Securities and Exchange Commission
January 31, 2006

Subsequent to June 30, 2004 the fair value of the securities had partially recovered and the securities were ultimately sold in July 2004 with a gain of $0.5 million.
3.	Please refer to prior comment 2. We note that in 2004 you sold investments in mortgage backed securities which resulted in a loss. In your 2003 Form 10-K securities footnote, you stated that “Citizens has both the intent and ability to hold the securities with unrealized losses for a period of time necessary to recover the amortized cost.” Your history of selling these securities raises questions regarding management’s intent and ability to hold them for a period of time necessary to recover the amortized cost. Please explain to us how management’s intent and ability in 2003 changed resulting in the sale of investments at a loss in 2004 and how those sales effected management’s evaluation of its intent and ability hold similar securities at December 30, 2004.
Citizens would like to reaffirm the 2003 Form 10-K statement of intent and ability to hold securities with unrealized losses for a period of time necessary to recover the amortized cost. In making this statement, we considered the applicable literature, including SFAS 115.
Our decision to sell four CMO securities totaling $74.9 million in June 2004 was precipitated by the agreement to sell the Illinois Bank and the adverse impact that the transaction was to have on the asset/liability position of Citizens. We determined that restructuring the investment portfolio would address the risk position and four CMO securities were identified to be sold in June 2004.
As this sale was precipitated by asset/liability management changes resulting from the sale agreement for the Illinois Bank and this represented a change in business plans after filing the 2003 Form 10-K, we concluded those circumstances did not conflict with our previous statement of intent. No sales of CMO securities have occurred since the July 2004 transaction.
When evaluating our intent and ability to hold securities as of the issuance of the 2004 Form 10-K, Citizens considered SFAS 115, EITF 03-1, EITF Topic No. D44, current business plans, and an evaluation of our history of trading, which is summarized below.
2002 – There were no sales from the investment portfolio
2003 – The sales from the investment portfolio were comprised of 51 mortgage-backed securities and 2 CMO securities totaling $1.3 million (average par value $25,000) resulting in a net gain of $7,000 (gains of $16,000 less losses of $9,000). These securities were collateralized by mortgages and had experienced very large pre-payments due to the low interest rate environment. These were considered to be “clean-up” sales because over 85% of the underlying principal had been collected. This type of sale is considered as a maturity and is allowable under paragraph 11.b in SFAS 115, which states:
11.b. The sale of a security occurs after the enterprise has already collected a substantial portion (at least 85 percent) of the principal outstanding at acquisition due either to prepayments on the debt security or to scheduled payments on a debt security payable in equal installments (both principal and interest) over its term. For variable-rate securities, the scheduled payments need not be equal.
2004 – The only sale of securities was the July 2004 sale of $74.9 million of CMOs as described above. Although Citizens transferred $72.3 million of investment securities to Metropolitan

Securities and Exchange Commission
January 31, 2006

Bank, Inc. as part of the Illinois Bank sale on August 5, 2004, the movement of these available-for-sale securities was not a “sale” of securities out of the portfolio into the market.
It is Citizens’ belief that the sales of the available-for-sale investments are consistent within the existing accounting framework and do not constitute a history that would impune Citizens’ intent and ability disclosure.
Additional Information
We would like to highlight for the Staff that, as described in our fourth quarter 2005 press release dated January 19, 2006, Citizens incurred a $9.0 million net loss on the sale of securities in the fourth quarter of 2005 as the result of restructuring the investment portfolio. Citizens sold $322.4 million of investment securities and purchased $209.4 million of shorter duration. The remaining $104.0 million, after netting the $9.0 million loss, was used to pay down short-term borrowings. Notwithstanding this transaction, we continue to affirm our intent and ability to hold securities with unrealized losses for a period of time necessary to recover the amortized cost.
The decision to sell securities was based on significant changes in the asset/liability position of the company. Recent increases in intermediate and long-term interest rates had extended the duration of the securities portfolio due to the effect on embedded options, and recent declines in core deposits had shortened the duration of liabilities and increased the reliance on wholesale funding. This transaction shortened the duration of assets, reduced option risk related to callable securities and reduced wholesale borrowings. Specific details follow.
•	Citizens approved the sale of $322.4 million of book value ($320 million of par value) in certain underperforming investment securities from the available-for-sale portfolio on November 7, 2005.
•	Sales began on November 9, 2005 and completed on November 17, 2005.

•	These securities carried an average coupon of 4.249% with a projected November 2005 monthly yield of 4.184% and an average duration of 3.22 years.
•	Proceeds from this sale were re-invested in $209.4 million of non-callable agency securities and the remaining $100 million were used to pay down outstanding short-term borrowings.
•	The purchase of the higher yield shorter duration securities commenced on November 9, 2005 and was completed on December 5, 2005.

•	The new securities carry an average coupon of 4.333%, a yield of 4.751%, and a duration of 2.56 years.
•	The primary objectives of this transaction were to:
•	Reduce option risk from securities with call/extension risk;

•	Reduce duration of equity by purchasing replacement securities with shorter durations than the sold securities;

•	Improve Liquidity and Leverage ratios.
The securities sold represented three homogeneous groups: callable agency securities, 10-year mortgage-backed pass-through securities, and hybrid-adjustable rate mortgage securities. All of the individual securities underlying the above categories were sold during the fourth quarter and the investment portfolio at December 31, 2005 does not contain any of the above securities.
Citizens’ evaluation of this transaction and the remaining securities portfolio takes into consideration SFAS 115, EITF 03-1, and EITF Topic No. D44.
In determining whether interest rate or foreign exchange rate impairments are other-than-temporary, Citizens placed the securities into one of four “buckets” along a continuum as follows:

Securities and Exchange Commission
January 31, 2006

1)	Citizens has the positive ability and intent to hold the impaired security to anticipated recovery.

2)	Citizens has the positive ability and intent to hold the impaired security to anticipated recovery, but may sell the security in response to significant, unanticipated changes in asset/liability management policies, market movements, business plans, etc.

3)	Citizens is probable of selling the impaired security.

4)	Citizens has decided to sell the impaired security.
After review, we determined that our securities fell into “bucket two” as it includes those impaired securities that Citizens has the positive intent and ability to hold to recovery based on the facts and circumstances that exist at the balance sheet date. Based on the above, and other relevant literature, Citizens believes that it has not established a pattern of sales which would negate our declaration of intent and ability to hold securities with unrealized losses for a period of time necessary to recover the amortized cost.
In preparing our response on all of these matters, we have been in consultation with our independent auditors and understand that they concur with this position.
Please call me (810-237-4200) or Sandy King (810-766-7973) if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,
/s/ Charles D. Christy
Charles D. Christy, Chief Financial Officer